November 3, 2004


B. Steven Springrose
President and Chief Executive Officer
Biotel Inc.
11481 Rupp Drive
Burnsville, Minnesota 55337

Re:	Biotel Inc.
      Registration Statement on Form 10-SB
      Filed October 14, 2004
		File No. 0-50914

Dear Mr. Springrose:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

Item 1.  Description of Business

	General
1. We note your response to prior comment 2 and the additional disclosure on page 1. Please disclose the business activity of the registrant, Biotel Inc., since its incorporation through 1998 when it began serving as a non-operating holding company.
2. Refer to our prior comment 6. Update your financial statements, as necessary, prior to effectiveness. Refer to the guidance at Item
310(g) of Regulation S-B.
3. We note your responses to comment 5 and 16. Please file the agreements if your business is substantially dependent on such material contracts. See Item 601 of Regulation S-B.
4. Additionally, we note your response to prior comment 53.
Please
be advised that we will issue comments in a separate letter on your confidential treatment application.
5. We note your response to prior comment 10. Please discuss the material terms of the agreement, such as the adjustments and milestones.

      Environmental Matters - Page 5
6. We note your response to prior comment 13 and the additional disclosure on page 5. Please add appropriate risk factor disclosure regarding uncertainty of any future material costs.
7. Additionally, please supplementally clarify the difference between an environmental "investigation" and environmental "oversight," such as the effect on potential liabilities.

      Risk Factors - Pages 7 to 10

	One customer generated a significant portion of our revenues.
-
Page 6
8. Please amend your risk factor heading to reflect the fact that two customers generated, and are expected to generate, a significant portion of your revenues.

Item 2.  Management`s Discussion & Analysis - Pages 10 to 14

      Results of Operations

      Twelve Months Ended June 30, 2004 and 2003
9. Refer to our prior comment 27. Revise your discussion of net revenues to quantify, to the extent practicable, the impact of any significant factors on your revenues. For example, we note your references to new OEM customers at Braemar and Carolina Medical but you do not tell investors how each factor contributed to the increase in 2004.
10. Refer to prior comment 29. Tell us more about how you account for "non-recurring engineering services" sold to customers. How do you accumulate and account for these costs? When do you receive and recognize the related revenues? Are there any customer acceptance protocols?
11. Additionally, your use of the term "non-recurring" engineering activities may be confusing to investors. From your discussion it appears as though you regularly undertake custom engineering projects for your customers. Please revise to eliminate the term "non-recurring" when describing these engineering activities or tell us supplementally why the term is properly used.

      Liquidity and Capital Resources
12. Expand your discussion to address the reason for significant changes in your accounts receivable balance at period end.
Discuss
the reasons for the changes and how it impacts your liquidity.

Item 5.  Directors and Executive Officers - Pages 16 to 19

      Executive Officers and Directors - Page 16 to 18
13. We note your response to prior comment 37. Please provide the disclosure required by Item 401(b) of Regulation S-B.

Part F/S

Notes to Consolidated Financial Statements - Page F-8

Note 10 - Significant Customer Concentrations - Page F-16
14. Revise to separately disclose the percentage of total revenue from each customer that accounted for 10% or more of total revenues and identify the segment(s) under which these revenues are reported.
For reference see paragraph 39 of SFAS 131.

Note 12 - Income Taxes - Page F-17
15. We see that during the year ended June 30, 2004 you determined that the deferred tax asset of $335,667 was more likely than not to be realized in subsequent years and eliminated the valuation allowance of $470,250 established in prior years. Please expand the disclosures herein and in Management`s Discussion and Analysis to address the factors considered by management in determining it is more likely than not the referenced deferred tax assets as of June 30, 2004 will be realized. Your revisions should address the factors outlined in paragraphs 20 to 25 of Statement 109.

*   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      You may contact Eric Atallah at (202) 824-5266 or Jay Webb at
(202) 942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 824-5082 or me at (202) 942-1927 with any other questions.


Sincerely,



							Thomas A. Jones
      Senior Attorney

cc (via fax):	Rick Hauser, Esq.  Gray, Plant, Mooty, Mooty &
Bennett, P.A.  612.632.4095
Biotel Inc.
November 3, 2004
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